IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN  THE  MATTER  OF

FNX Mining Company Inc.

DECISION  DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Manitoba, Ontario and Quebec have been issued for a Preliminary Short Form Prospectus of the above Issuer dated June 19th, 2003.

DATED at Toronto this 19th day of June, 2003.

                             Margo Paul

                             Margo Paul

                             Director, Corporate Finance

Note:

The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

                        SEDAR Project # 552259